UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-41889

CADELER A/S
(Translation of registrant's name into English)

Kalvebod Brygge 43
DK-1560 Copenhagen V, Denmark
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

THIS ANNOUNCEMENT IS NOT A PROSPECTUS AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE, OR A SOLICITATION OF AN OFFER TO SELL, ANY SECURITIES. THE OFFER IS MADE IN THE EU/EEA SOLELY BY MEANS OF THE PROSPECTUS (AS DEFINED BELOW), AND IN THE UNITED STATES, THE U.S. PROSPECTUS/OFFER TO EXCHANGE (AS DEFINED BELOW). COPIES OF THE PROSPECTUS OR THE U.S. PROSPECTUS/OFFER TO EXCHANGE, AS APPLICABLE, MAY BE OBTAINED THROUGH THE WEBSITE OF CADELER AS SET FORTH ELSEWHERE IN THIS ANNOUNCEMENT. THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO ANY JURISDICTION IN WHICH THE RELEASE, PUBLICATION OR DISTRIBUTION IS UNLAWFUL OR REQUIRES REGISTRATION OR ANY OTHER MEASURES.

Cadeler announces final results of the successful share exchange offer by Cadeler plc to the shareholders of Cadeler A/S in connection with Cadeler’s redomiciliation from Denmark to the United Kingdom, reflecting a 92.06% acceptance rate

2 November 2026 – With reference to the stock exchange announcement made by Cadeler A/S (”Cadeler”, and together with its consolidated subsidiaries, the “Cadeler Group”) on 28 October 2026, regarding the preliminary results of the voluntary offer by Cadeler plc to all holders of shares in Cadeler, each with a nominal value of DKK 1.00 (the “Cadeler Shares”), including Cadeler Shares represented by American Depositary Shares (each representing four (4) Cadeler Shares) (“Cadeler ADSs”), to exchange each Cadeler Share for one (1) share in Cadeler plc (the “Offer”) in connection with the contemplated redomiciliation of the Cadeler Group’s parent company from Denmark to the United Kingdom (the ”Redomiciliation”), Cadeler and Cadeler plc today announce the final results of the Offer.

The offer period expired on 28 October 2026 at 5 PM Eastern Time / 10:00 PM CET. Based on the final count by the receiving agent and the exchange agent, respectively, 355,404,839 Cadeler Shares (which include 11,156,931 Cadeler Shares represented by Cadeler ADSs) have been validly tendered and not validly withdrawn in the Offer, corresponding to an acceptance rate of approximately 92.06% of the total number of outstanding shares and voting rights of Cadeler Shares, excluding any Cadeler Shares held in treasury.

The acceptance rate satisfies the minimum acceptance rate as set out in the combined EU/EEA prospectus and offer document (the “Prospectus”), section 17.2.3 “Conditions to the Offer”, and the Registration Statement on Form F-4 under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), which includes an offering prospectus/offer to exchange (the “U.S. Prospectus/Offer to Exchange”). Listing and trading of the Cadeler plc shares on the New York Stock Exchange (“NYSE”), and trading of the Cadeler plc shares on the Oslo Stock Exchange (“OSE”) is expected on or around 5 November 2026.

All conditions to the Offer having been satisfied, Cadeler plc has initiated completion and settlement of the Offer and expects that settlement will be completed on or around 4 November 2026. The board of directors of Cadeler plc has today resolved to allot and issue 355,404,838 shares to the shareholders who have accepted the Offer.

Following completion of the Offer, each Cadeler shareholder will hold the same number of Cadeler plc shares as the number of Cadeler Shares (including Cadeler Shares represented by Cadeler ADSs) validly tendered by such shareholder in the Offer. As 7.94% of the Cadeler shareholders have not tendered and exchanged their Cadeler Shares (including Cadeler Shares represented by Cadeler ADSs) pursuant to the Offer, all shareholders who have tendered their Cadeler Shares will following completion have their relative shareholding in Cadeler plc increased by 8.62% compared to their shareholding in Cadeler.

Squeeze-out

As Cadeler plc at completion will hold more than 90% of the total number of, and the aggregate voting power of, the outstanding Cadeler Shares (excluding any treasury shares held by Cadeler), Cadeler plc intends, as promptly as practicable thereafter, to initiate and complete a compulsory acquisition of the Cadeler Shares (including Cadeler Shares represented by Cadeler ADSs) not acquired in the Offer, for cash, in accordance with the Danish Companies Act.

To initiate the squeeze-out, Cadeler plc will publish a notice requesting that remaining Cadeler shareholders transfer their Cadeler Shares, including Cadeler Shares represented by Cadeler ADSs (the “Squeeze-out Cadeler Shares”), to Cadeler plc within a four-week period to be set out in such notice. The cash consideration for the Squeeze-out Cadeler Shares will be NOK 58.42 per Squeeze-out Cadeler Share, as determined by Cadeler plc, in accordance with the Danish Companies Act, being the volume-weighted average price (VWAP) of the Cadeler Shares on OSE over the 30 trading days immediately preceding the initiation of the Offer. After the expiry of such four-week period, any Squeeze-out Cadeler Shares not committed to be transferred will be acquired compulsorily by Cadeler plc against payment of the cash consideration.

As noted in the Prospectus and U.S. Prospectus/Offer to Exchange, in connection with the Offer, Cadeler plc has entered into a financing arrangement with DNB Bank ASA for the purpose of financing cash payments due in connection with the squeeze-out (the “Squeeze-out Facility”). Cadeler plc intends to structure the repayment of this Squeeze-out Facility following the Redomiciliation either through upstream intercompany loans, a private placement, or a distribution of dividends from entities within the Cadeler Group to Cadeler plc. As a result, dividend distributions from the Cadeler Group, including Cadeler, to Cadeler plc may occur within 12 months following completion of the Offer.

Suspension of trading and delisting

Trading of the Cadeler ADSs on NYSE is expected to be suspended before market open on or around 5 November 2026, with delisting taking effect 10 days thereafter, and trading of the Cadeler Shares on the OSE is expected to be suspended, with effect from 5 November 2026. A separate stock exchange announcement relating to the suspension of the Cadeler Shares on the OSE was published on 29 October 2026.

Further, Cadeler intends to convene an extraordinary general meeting after the squeeze-out process to approve the delisting of the Cadeler Shares from the OSE. In addition, Cadeler’s American Depositary Receipt programme will be terminated.

Further information

For further information, reference is made to the Prospectus, which is available at: https://ir.cadeler.com/ and www.dnb.no/emisjoner, subject to regulatory restrictions in certain jurisdictions, and the U.S. Prospectus/Offer to Exchange, which is available free of charge at the website of the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov and on Cadeler’s website at www.cadeler.com.

Contact information

For further information, please contact:

Cadeler Press Office: press@cadeler.com

Mikkel Gleerup
CEO, Cadeler
+45 3246 3102
mikkel.gleerup@cadeler.com

Alexander Simmonds
EVP & CLO, Cadeler
+44 7376 174172
alexander.simmonds@cadeler.com

About Cadeler plc

Cadeler plc is a public limited company incorporated under the laws of England and Wales for the purpose of facilitating the Redomiciliation. As at the date of this announcement, Cadeler plc has not carried out any operations or activities other than in connection with the Offer and the Redomiciliation, and has only nominal assets and no liabilities.

Following the completion of the Offer, Cadeler plc will become the ultimate parent company of the Cadeler Group, and the business carried out by Cadeler plc and its subsidiaries will be the same as the business carried out by Cadeler and its subsidiaries immediately prior to the Redomiciliation. All current members of the board of directors of Cadeler will continue to serve on the board of directors of Cadeler plc, and the executive management of the Cadeler Group will remain unchanged.

About Cadeler

Cadeler A/S is a pure-play offshore wind installation partner and a global leader in offshore wind turbine transport and installation. The company owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and is expanding its capabilities into full-scope foundation transport and installation, as well as operations & maintenance. With its modern fleet and depth of expertise across onshore and offshore operations, Cadeler supports the safe, efficient and reliable delivery of offshore wind projects worldwide. Cadeler is listed on the NYSE (ticker: CDLR) and the OSE (ticker: CADLR). For more information, please visit www.cadeler.com.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Important Additional Information

The Offer Period (as defined in the Prospectus) is closed and no further Cadeler Shares or Cadeler ADSs may be tendered into the Offer.

This communication is not a prospectus as defined by the Regulation (EU) 2017/1129, as amended, and implemented into Norwegian law (the "EU Prospectus Regulation") or offer document pursuant to Directive 2004/25/EC on takeover bids, as amended (the "EU Takeover Directive") but relates to the proposed Redomiciliation, to be effected by way of the Offer by Cadeler plc for all Cadeler Shares (including Cadeler Shares represented by Cadeler ADSs).

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Cadeler plc or Cadeler has published following approval by the Norwegian Financial Supervisory Authority or filed or will file with SEC.

The Prospectus has been prepared by Cadeler plc as a combined EU/EEA prospectus and offer document in connection with the Offer and the related listing of Cadeler plc shares on the OSE in accordance with EU Prospectus Regulation and the EU Takeover Directive, as implemented into Norwegian and Danish law. The Prospectus has been approved by the Financial Supervisory Authority of Norway and passported to Denmark.

Cadeler plc has filed a Registration Statement on Form F-4 which includes the U.S. Prospectus/Offer to Exchange with the SEC. This communication does not contain all the information that should be considered concerning the proposed Redomiciliation and Offer and is not intended to form the basis of any investment decision or any other decision in respect of the proposed Redomiciliation and Offer for shares in Cadeler.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS, REGISTRATION STATEMENT, THE OFFER MATERIALS (INCLUDING THE U.S. PROSPECTUS/OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, AND ANY OTHER DOCUMENTS APPROVED BY THE FINANCIAL SUPERVISORY AUTHORITY OF NORWAY OR FILED BY EACH OF CADELER PLC AND CADELER WITH THE SEC IN CONNECTION WITH THE PROPOSED REDOMICILIATION (INCLUDING THE OFFER) OR INCORPORATED BY REFERENCE THEREIN CAREFULLY AND IN THEIR ENTIRETY AS THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CADELER PLC, CADELER, THE PROPOSED REDOMICILIATION (INCLUDING THE OFFER) AND RELATED MATTERS THAT CADELER SHAREHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. Investors and shareholders will be able to obtain the Prospectus/Registration Statement, the Offer materials (including the U.S. Prospectus/Offer to Exchange, a related letter of transmittal and certain other Offer documents) and the solicitation/recommendation statement, free of charge from Cadeler’s website at www.cadeler.com, and other documents filed with the SEC by Cadeler plc and Cadeler at no cost to them through the website maintained by the SEC at www.sec.gov. The contents of this communication should not be construed as financial, legal, business, investment, tax or other professional advice. Each recipient should consult with its own professional advisors for any such matter and advice.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for, exchange or buy or an invitation to purchase, exchange or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed Redomiciliation or Offer or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction, in each case in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of applicable European/European Economic Area or UK, as appropriate, regulations or Section 10 of the U.S. Securities Act. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, any public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Notice to investors and shareholders in the EU/EEA

The Prospectus as referred to in this announcement has been prepared on the basis that all offers of Cadeler plc shares to persons in any member state of the European Economic Area (the “EEA”) outside Norway and Denmark (a “Relevant Member State”) will be made pursuant to an exemption under the EU Prospectus Regulation from the requirement to publish a prospectus for offer of Cadeler plc shares. Accordingly, any person making or intending to make any offer within the EEA of Cadeler plc shares which is the subject of the Offer contemplated in the Prospectus within any Relevant Member State should only do so in circumstances in which no obligation arises for Cadeler plc or the Receiving Agent (as defined in the Prospectus) to publish a prospectus or pursuant to Article 1 of the EU Prospectus Regulation or a supplement prospectus pursuant to Article 23 of the EU Prospectus Regulation, in each case, in relation to such offer. Neither Cadeler plc nor the Receiving Agent have authorised, nor do they authorise, the making of any offer of Cadeler plc shares through any financial intermediary, other than offers made by the Receiving Agent which constitute the final placement of Cadeler plc shares contemplated in the Prospectus.

Notice to investors and shareholders in the United Kingdom

In the United Kingdom, offers of Cadeler plc shares pursuant to the Offer are only being made (i) to persons who are “qualified investors” as defined in paragraph 15 of Schedule 1 of the Public Offers and Admissions to Trading Regulations 2024 (the “POATR”), (ii) to fewer than 150 natural or legal persons (other than qualified investors as defined under paragraph 15 of Schedule 1 of the POATR), or (iii) in any other circumstances falling within Part 1 of Schedule 1 of the POATR.

This communication is addressed to and directed only at, persons who are outside the United Kingdom and persons in the United Kingdom (i) falling within the definition of “investment professionals” within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); (ii) who are high net worth bodies, corporate, unincorporated associations and partnerships and trustees of high value trusts falling within Article 49(2)(a) to (d) of the Order; or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as, “Relevant Persons”). This communication is directed only at Relevant Persons. Other persons should not act or rely on this communication or any of its contents. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with such persons. Solicitations resulting from this communication will only be responded to if the person concerned is a Relevant Person.

Notice to investors and shareholders in Russia, Belarus or other sanctioned jurisdictions

Cadeler plc will not accept for exchange Cadeler Shares or Cadeler ADSs as described in the Prospectus and the U.S. Prospectus/Offer to Exchange tendered by any Russian or Belarusian national, any natural person residing in Russia or Belarus (except for EU, EEA or Swiss nationals and persons holding an EU, EEA or Swiss residence permit), any legal person, entity, or body established in Russia or Belarus (including EU branches of such legal persons, but excluding subsidiaries of Russian or Belarus legal entities organised or incorporated within the EU), or any natural or legal person where the issuance of securities to such person would result in a breach of any economic or financial sanctions, laws and/or regulations, trade embargoes, boycotts, prohibitions, restrictive measures, decisions, executive orders or notices from regulators implemented, adapted, imposed, administered, enacted and/or enforced by any of (i) the United States of America, including, but not limited to, the United States Treasury Department’s Office of Foreign Assets Control, (ii) the United Nations, (iii) the European Union and/or any member state thereof, (iv) the State Secretariat of Economic Affairs of Switzerland, (v) the United Kingdom Government (including His Majesty’s Treasury and the Foreign, Commonwealth & Development Office), and (vi) any other applicable country or jurisdiction.

Forward-Looking Statements

This communication includes forward-looking statements with respect to the proposed Redomiciliation and Offer, including statements regarding the anticipated timing of the Redomiciliation. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by Cadeler plc and its management, and by Cadeler and its management, as the case may be, are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Neither Cadeler plc nor Cadeler undertakes any obligation to update any such statements in light of any future event or circumstance, or to conform such statements to actual results. Past performance should not be relied upon, and is not, a guarantee of future performance.

Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the Offer is subject to conditions, not all of which are within Cadeler plc’s control, (ii) the risk of Cadeler shareholders who do not tender their Cadeler Shares and/or Cadeler ADSs prior to the expiration date becoming a minority shareholder of Cadeler and subject to the squeeze-out, (iii) adverse effects on the liquidity and value of non-tendered Cadeler Shares and Cadeler ADSs, (iv) failure to realize the expected benefits of the Redomiciliation, (v) potential disruptions in the business of the Cadeler Group, which could have an adverse effect on its business and financial results, (vi) risks relating to the Redomiciliation triggering transaction costs and expenses without resulting in any significant cost savings or synergies, (vii) risks related to England and Wales and the United States being the exclusive forums for any legal proceeding, suit or action, (viii) risks related to the enforcement of judgments of U.S. courts against Cadeler plc or its directors or officers, (ix) Cadeler plc’s dependency on dividends and other distributions received from its subsidiaries, which may be subject to restrictions, (x) no assurance that the Offer will not be a taxable transaction for U.S. federal income tax purposes, (xi) risks related to tax and to changes in tax laws, including as a result of the Redomiciliation, (xii) the Cadeler Group’s limited number of vessels and its vulnerability in the event of a loss of revenue relating to any such vessel(s), (xiii) risks inherent to Cadeler’s offshore operations, (xiv) the possibility that the utilization of the Cadeler Group’s vessels may be lower than expected and that its backlog of contracts may fail to materialize, (xv) contractual and non-contractual legal risks related to the Cadeler Group’s operations which may expose the Cadeler Group to financial losses and for which the Cadeler Group may not have insurance coverage, (xvi) risks related to the ordering, construction and delivery of newbuild vessels and upgrades of existing vessels, (xvii) failure to maintain an effective system of internal control over financial reporting, (xviii) risks relating to technical, maintenance, transportation and other commercial services supplied to the Cadeler Group by third parties, (xix) increased competition and volatility in demand, (xx) international, national or local economic, social, political or geopolitical conditions and macroeconomic factors that could adversely affect the Cadeler Group,

(xxi) risks deriving from restrictive covenants and other conditions under Cadeler’s financing arrangements and financial risks arising generally as a result of the Cadeler Group’s level of indebtedness, (xxii) risks relating to the failure to retain and recruit key personnel and/or to labor disruptions, (xxiii) risks relating to any failure to comply with applicable laws and regulations as well as expectations regarding environmental, social and governance as well as sustainability matters, (xxiv) risks related to Danish, Cypriot, U.K. and U.S. taxation, (xxv) credit, interest and exchange rate risks, (xxvi) differences in the rights of shares in Cadeler plc to be received as a result of the Redomiciliation from Cadeler Shares, (xxvii) the risk that there may not be an active trading market for the shares in Cadeler plc, (xxviii) the risk that transfers of the shares in Cadeler plc outside the Depository Trust Company and Euronext Securities Oslo may be subject to stamp duty or stamp duty reserve tax in the U.K., (xxix) the risk that the listing of shares in Cadeler plc on the New York Stock Exchange and Oslo Stock Exchange may not succeed as expected, and (xxx) the ability of certain of the Cadeler Group’s largest shareholders to influence matters requiring shareholder approval. The foregoing list of factors is not exhaustive and the factors identified are not set out in any particular order. There can be no assurance that future developments affecting Cadeler plc, Cadeler or the Cadeler Group will be those that the Cadeler Group has anticipated.

These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Cadeler plc's or Cadeler’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements or from historical experience and present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the Cadeler Group’s business, including those described in Cadeler’s Annual Report also published on Form 20-F for the fiscal year ended 31 December 2025, Cadeler’s interim financial reports for the period ended 30 June 2026, Cadeler’s stock exchange announcements published through the Oslo Stock Exchange, reports on Form 6-K and other documents filed from time to time by Cadeler with the SEC. Cadeler plc and Cadeler wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. This communication and related materials speak only as of the date hereof and, except as required by law, Cadeler plc and Cadeler are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 2, 2026            CADELER A/S
(Registrant)

By: /s/ Mikkel Gleerup
Name:     Mikkel Gleerup
Title:    Chief Executive Officer